

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

December 29, 2017

Via E-Mail
Ted O'Donnell
Chief Financial Officer
Pareteum Corporation
100 Park Avenue
New York, NY 10017

    Re: **Pareteum Corporation**
            Form 10-K for the Fiscal Year Ended December 31, 2016
            Filed March 29, 2017
            File No. 1-35360

Dear Mr. O'Donnell:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. You disclose that you do business in the Middle East and Africa. You disclose on page 8 that Vodafone and ZAIN are significant customers, and that you have strong relationships with Cisco and T-Mobile. Each of these companies has reported business contacts with Syria and/or Sudan. Syria, located in the Middle East and Sudan, located in Africa, are designated by the State Department as a state sponsor of terrorism and are subject to U.S. economic sanctions and/or export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and Sudan, whether through subsidiaries, affiliates, customers, partners, or other direct or indirect arrangements. You should describe any services, technology, products or components you have provided to Syria or Sudan, directly or indirectly, and any agreements, commercial arrangements or other contacts with the governments of those countries or entities they control.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Barbara Jacobs
        Assistant Director